December 22, 2017

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sanchez Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 27, 2017
Form 10-Q for the Fiscal Quarter ended September 30, 2017
Filed November 6, 2017
File No. 001-35372

Dear Mr. Skinner:

Set forth below are the responses of Sanchez Energy Corporation, a Delaware corporation (“Sanchez,” “we,” “us,” “our” or the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter, dated December 15, 2017, with respect to (i) our Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) and (ii) our Form 10-Q for the fiscal quarter ended September 30, 2017 (the “Form 10-Q”).  The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced and emboldened herein for ease of reference.

Based on our review of the Staff comment letter, we believe that each of the Form 10-K and Form 10-Q is in substantial compliance with SEC rules and regulations and is not materially inaccurate or misleading and, therefore, believe that amending either is not necessary.  Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.

Securities and Exchange Commission

Sanchez Energy Corporation

December 22, 2017

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 3

Core Properties, page 7

1.                                      We note your discussion throughout this section of locations that you have identified for potential future drilling. Expand this discussion to clearly explain whether these locations represent actual, specific locations that you have identified based on geoscience and engineering data, theoretical locations based only on acreage and well-spacing, or something else.

Response:

We acknowledge the Staff’s comment.  In any future filings in which the Company discloses the number of its drilling locations, the Company will expand this disclosure to clarify the nature of these locations, including whether they are individual, specifically identified drilling locations and the extent to which they represent proved or unproved locations.  The Company proposes to revise the relevant disclosure in a manner similar to the following in reports going forward:

We and our predecessor entities have a long history in the Eagle Ford Shale, where, as of December 31, 2017, we have assembled approximately [   ] net leasehold acres with an approximate [  ]% average working interest and have over [   ] gross ([   ] net) specifically identified drilling locations for potential future drilling.  As of December 31, 2017, approximately [   ] of these drilling locations represented proved undeveloped reserves.  These locations were developed using existing geologic and engineering data.  The additional [   ] drilling locations are specifically identified locations that have been identified by our management team.  We identified those additional locations using the same methodology as those locations to which proved reserves are attributed — by using existing geologic and engineering data.  Those [  ] drilling locations identified by our management team are based on the assumed well spacing noted below for each of our areas.  In evaluating and determining those locations, we also considered the availability of local infrastructure, drilling support assets, property restrictions and state and local regulations.  The locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors, and may differ from the locations currently identified.  See Item 1A. Risk Factors — “Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.”

Securities and Exchange Commission

Sanchez Energy Corporation

December 22, 2017

2.                                      You disclose throughout this section EUR quantities per well. Clearly explain to us what these reserves and/or resources classifications and categories represent. Please note that, with limited exceptions, estimates of oil or gas resources other than reserves shall not be disclosed in any document publicly filed with the Commission. See Instruction to Item 1202 of Regulation S-K.

Response:

Estimated ultimate recoveries (EURs) as used in our Annual Report on Form 10-K is defined in accordance with Rule 4-10(a)(11) of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), to mean the sum of reserves remaining as of a given date and cumulative production as of that date.  The Company proposes to include a definition of EURs in future filings (that disclose EURs) and to only include proved reserved in its disclosures of its EURs in such future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Financial Statements

Note 2 — Basis of Presentation and Summary of Significant Accounting Principles, page 9

Recent Accounting Pronouncements, page 10

3.                                      You disclose on page 11 that in connection with your adoption, effective January 1, 2018, of ASC Topic 606 - Revenue from Contracts with Customers, you have determined, as of September 30, 2017, that the deferred gains recorded under the Carnero Gathering Disposition and Carnero Processing Disposition (as defined in Note 11 - Related Party Transactions) could be de-recognized under the new standard. Please provide us the analysis that you performed to support this determination, including the applicable ASC 606 paragraph references.

Response:

In response to the Staff’s comment, prior to the adoption of ASC 606, the sale of our membership interests in the Carnero Gathering and Carnero Processing equity method investments were accounted for under ASC 360-20 and deferred gains were recorded accordingly.  As the deferred gains remain on the balance sheet, the contracts are “open” and are subject to potential changes in accounting treatment.  In accordance with ASC 606-10-65-1 as it relates to ASC 860-10-15-4, following the adoption of ASC 606, sales of equity method investments will now be accounted for under ASC 860.  While we are still in the process of deliberating and reaching a conclusion on the treatment of this transaction with our auditors, upon adoption of ASC 606, we expect the deferred gains to be de-recognized through an opening adjustment to retained earnings under the modified retrospective adoption approach.  We anticipate reaching a final conclusion prior to filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and will disclose as such in our related filing.

Securities and Exchange Commission

Sanchez Energy Corporation

December 22, 2017

Cotulla Disposition, page 13

4.                                      You disclose that on December 14, 2016, you completed the initial closing of the sale of certain oil and gas interests and associated assets (the Cotulla Assets), and that during 2017, two additional closings occurred and final settlement adjustments were made resulting in total aggregate consideration of $167 million. You also disclose that since the adjustments to capitalized costs for the Cotulla Disposition would cause a significant change in your amortization rate, you recorded a gain of $112 million in 2016 upon the initial closing, and another net gain of $8 million in 2017 related to the subsequent closings.

Describe for us, in reasonable detail, the contractual terms and mechanisms that resulted in multiple closings, as well as the extent to which these multiple closings impacted your conclusions regarding gain recognition. Additionally, provide us the analysis that you performed in determining that the adjustment to capitalized costs resulting from these transactions would have resulted in a significant alteration. See Rule 4-10(c)(6)(i) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and respectfully refer the Staff to Exhibit 2.1 filed to the Company’s Current Report on Form 8-K filed on January 13, 2017, which includes the Purchase and Sale Agreement (the “PSA”) setting forth the terms governing the Cotulla Disposition.

Section 4.4(b) of the PSA requires the Seller (SN Cotulla Assets, LLC, a subsidiary of the Company) to promptly seek consent to the assignment of the assets covered by the PSA to the Buyer (Carrizo (Eagle Ford) LLC) and to use its commercially reasonable best efforts to secure such consents prior to closing, stating: “Promptly following the execution of this Agreement, and in any event within ten Business Days following the Execution Date, Seller shall send notices to the holder of each Consent listed on Schedule 6.5(a) and Schedule 6.5(b) requesting such holder’s applicable written Consent to the transactions contemplated hereby. Seller shall use commercially reasonable efforts to cause such Consents to be obtained and delivered prior to Closing…”  Section 4.4(b)(1) of the PSA goes on to provide that to the extent a consent on Schedule 6.5(a) (the “Required Consents”) is not obtained prior to closing, the assets covered by such Required Consent will not be assigned at the initial closing and the purchase price will be reduced by the value of such assets, stating: “If (A) Seller fails to obtain any Required Consent prior to Closing, the Assets affected by such un-obtained Required Consent (together with all related Assets, the “Affected Assets”) shall, unless Buyer and Seller otherwise agree, be excluded from the Assets to be assigned to Buyer at Closing, and the Purchase Price shall be reduced by the sum of the Allocated Value of such Affected

Securities and Exchange Commission

Sanchez Energy Corporation

December 22, 2017

Assets.”  Section 4.4(b)(2) of the PSA then provides that to the extent a Required Consent is obtained within 120 days following the initial closing, the Seller will transfer the assets covered by the consent to the Buyer and the Buyer shall pay the Seller for such assets within 15 business days, which would result in one or more additional closings, stating: “If any such Required Consent relating to Affected Assets that was not obtained prior to Closing is obtained within 120 days following the Closing, then (A) on the fifteenth Business Day after such Required Consent is obtained, Seller shall assign such Affected Assets to Buyer pursuant to an instrument in substantially the same form as the Assignment, and (B) Buyer shall pay to Seller,  by wire transfer of immediately available funds, the amount by which the Purchase Price was reduced at Closing with respect to such Affected Assets….”

Subsequent to the initial closing of the Cotulla Disposition on December 14, 2016, the Seller received additional Required Consents and conducted, in accordance with Section 4.4(b)(2), a second closing for approximately $7.0 million on January 9, 2017.  In March 2017, the Seller received additional Required Consents and conducted, in accordance with Section 4.4(b)(2), a third closing for approximately $9.8 million on April 13, 2017. Both supplemental closings occurred within 120 days of the initial closing, and all consideration received as part of the Cotulla Disposition was accounted for as the same transaction.

To the extent to which these multiple closings impacted our conclusions regarding gain recognition, the Company applied rules in Rule 4-10(c)(6)(i) of Regulation S-X under the Exchange Act and the Securities Act which states, “Sales of oil and gas properties shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center. If gain or loss is recognized on such a sale, total capitalization costs within the cost center shall be allocated between the reserves sold and reserves retained on the same basis used to compute amortization, unless there are substantial economic differences between the properties sold and those retained, in which case capitalized costs shall be allocated on the basis of the relative fair values of the properties.” The Company evaluated the significance of removing the proved reserves from the Cotulla Assets from the Company’s proved reserve base (as the Company has one cost center under full cost accounting), and determined that reduction in the reserve base did not constitute a significant alteration of the total reserve quantities. However, the Company referred to the Petroleum Accounting — Principles, Procedures, & Issues book (7th Edition) which further states, “In circumstances where less than 25% of the cost center reserves are sold, but treating the sale like a normal retirement (i.e., deferring the gain or loss) would result in a significant change in the company’s amortization rate, judgement should be applied.”

Securities and Exchange Commission

Sanchez Energy Corporation

December 22, 2017

The Company’s internal policy states that a 20% or greater change in the amortization rate constitutes a significant change.  Removing the consideration received for the Cotulla Assets initial closing of approximately $153.5 million from the full cost pool and the associated estimated production from the Cotulla Assets resulted in a 32% change in the amortization rate. Based on the Company’s policy, this constitutes a significant change in the amortization rate, and a resulting gain or loss should be calculated on the Cotulla Disposition. The Company notes that each supplemental closing in 2017, noted above, are related to the same transaction and would only have an additional increasing impact on the change in amortization rate.

Rule 4-10(c)(6)(i) of Regulation S-X under the Exchange Act and the Securities Act states that if there are substantial economic differences between the properties sold and those retained, capitalized costs shall be allocated on the basis of the relative fair values of the properties. The Cotulla Disposition was completed with an initial closing and two supplement closings that occurred in January and April 2017, respectively. The Company utilized the proceeds after preliminary purchase price adjustments assuming all future supplemental closings had occurred of approximately $170.3 million as the fair value of the Cotulla Assets sold. This utilization allowed the Company to record a journal entry for the initial closing and any future supplemental closings for the proceeds received based on their relative fair value to the preliminary adjusted purchase price. The Company allocated the capitalized costs based on an estimated 87% fair value of retained properties to 13% fair value of sold properties as of the closing date.

Prior to any final purchase price adjustments, the Company calculated an estimated total gain of $124.6 million would be recognized and total capital of $49.2 million would be reduced, ratably at each closing, based on the consideration received for the Cotulla Assets. For the initial closing, the consideration received of $153.5 million represented approximately 90% of the total adjusted consideration. As of December 31, 2016, the Company recorded approximately 90% of the total gain (approximately $112.3 million). The Company recorded the journal entry for the first supplemental closing of the Cotulla Disposition on January 9, 2017, for consideration of approximately $7.0 million, which resulted in an additional gain of approximately $5.1 million. The Company recorded the journal entry for the second supplemental closing of the Cotulla Disposition on April 13, 2017, for consideration of approximately $9.8 million, which resulted in an additional gain of approximately $7.1 million. In September 2017, the Company completed the final purchase price adjustment in accordance with Section 13.1(a) of the PSA, which resulted in a payment to the Buyer of $2.8 million. This payment made by the Company resulted in a reduction of the gain of approximately $2.1 million.

We acknowledge the Staff’s comment that another net gain of $8 million in 2017 related to the subsequent closings; however, the Company respectfully refers the Staff to the disclosure included in Note 3. “Acquisitions and Divestitures” included in the Company’s Form 10-Q, which states, “Upon the initial closing of the Cotulla Disposition, the Company recorded a gain of approximately $112.3 million. As a result of subsequent

Securities and Exchange Commission

Sanchez Energy Corporation

December 22, 2017

closings of the Cotulla Disposition, the Company has recorded additional gains totaling $10.2 million during the nine months ended September 30, 2017.” The additional gains of $10.2 million are calculated after the reduction of the gain of $2.1 million that is disclosed in the same footnote and discussed above.

[Signature page to follow.]

Securities and Exchange Commission

Sanchez Energy Corporation

December 22, 2017

Signature Page

If you have any questions or comments concerning this response, please call Kirsten A. Hink, our Senior Vice President and Chief Accounting Officer, at (713) 783-8000 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,

Sanchez Energy Corporation

	By:	/s/ Howard J. Thill
Howard J. Thill
Executive Vice President and Chief Financial Officer

cc:	Kirsten A. Hink, Sanchez Energy Corporation
David P. Elder, Akin Gump Strauss Hauer & Feld LLP
Allen Kekish, KPMG, LLP